

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Mr. John C. Power
Chief Executive Officer
Athena Silver Corporation
2010A Harbison Drive #312
Vacaville, CA 95687

> **Re: Athena Silver Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-51808**

Dear Mr. Power:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 1. Description of Business page 12

1.   We note your disclosure referring to tonnages and grades on properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

2.   We note your disclosure of historical resources. As a company incorporated in Delaware, only proven or probable reserves may be disclosed in your filing pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please revise accordingly.

Exhibits

3.   The certifications filed as Exhibits 31 and 32 have been signed only by the chief financial officer and principal accounting officer. Please amend your Form 10-K to either provide two additional certifications signed by the chief executive officer or amend the existing certifications with Mr. Powers signing in his additional capacity as chief executive officer. See Rule 13(a)-14(a) and 14(b) of Regulation 13 A and Items 601(B)(31) and (32) of Regulation S-K. Please update all of the certifications for the date of reissuance and to refer to your amended Form 10-K.

Form 10-Q for the Interim Period Ended March 31, 2014

4.   We note this filing also omitted certifications signed by your chief executive officer and principal executive officer. Please amend as suggested in the previous comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or me at (202) 551-3871 if you have questions regarding the financial statements and related matters. If there are any questions concerning the engineering comments above, please phone Mr. John Coleman at (202) 551-3610.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining